

May 17, 2019

Bradley Robinson
Chief Executive Officer
Predictive Technology Group, Inc.
2749 Parleys Way, Suite 101
Salt Lake City, UT 84019

      Re: Predictive Technology Group, Inc.
          Registration Statement on Form 10-12G
          Filed December 6, 2018
          File No. 000-56008

Dear Mr. Robinson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A filed on April 22, 2019

Consolidated Statement of Operations, page F-3

1.   We have read your response to comment ten. Your response addresses amortization expense related to Renovo Biotech; however, it appears that you also recorded amortization expense for several other intangible assets including the Juneau license agreement and other trade secrets acquired in the periods presented. As such, please tell us what consideration was given to including this expense within cost of revenues considering some of your intangible assets appear to be related to revenue generating activities. Refer to Rule 5-03(b)(2) of Regulation S-X and SAB Topic 11:B.

Notes to Condensed Consolidated Financial Statements
Note 1 Business Description and Significant Accounting Policies
Consolidation , page F-8

2.   Your consolidation policy indicates that your financial statements include the financial statements of Predictive Technology Group, Inc. and its wholly owned subsidiaries. Please also identify any subsidiaries which are included in your financial statements that are not 100% owned and how you account for such subsidiaries.

Note 6 Variable Interest Entities, page F-18

3.   We note your response to comment 11 which indicates that you increased your ownership in Juneau to approximately 51% and the disclosures in your filing which indicate that you currently own 49.6% of Juneau. Please tell us when and how you acquired the additional ownership in Juneau which gave you approximately 51% ownership. And, please tell us how you are accounting for this investment.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Mindy Hooker, Staff Accountant, at 202-551-3732 or John Cash, Accounting Branch Chief, at 202-5513768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at 202-551-3464 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing and
                                        Construction